January 20, 2011

Securities and Exchange Commission
Washington, DC 20549

Re:	Intelligent Systems Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 23, 2010 Definitive Proxy Statement on Schedule 14A Filed April 9, 2010 File No. 001-09330

Ladies and Gentlemen:

This letter constitutes the response of Intelligent Systems Corporation (the “Company”) to the follow-up comment letter dated January 12, 2011, regarding the Company’s Form 10-K for fiscal year 2009 and its Definitive Proxy Statement filed April 9, 2010.

Our response below corresponds to the numbered paragraphs in the follow-up comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8A(T). Controls and Procedures, page 16
Evaluation of Disclosure Controls and Procedures, page 16

1.	We confirm that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the principal executive officer and the principal financial officer concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

Securities and Exchange Commission
January 20, 2011

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please contact Larry Ledbetter at (404) 835-9503 if you have any questions concerning this response.

Sincerely,

Intelligent Systems Corporation

By: /s/ Bonnie L . Herron
Name: Bonnie L. Herron
Title: Chief Financial Officer